INVEST IN **KIN APPAREL**

Successful Shark Tank Apparel Brand with $8M in Sales



kinapparel.com Philadelphia, PA











Highlights

1. Lifetime sales exceed $8 million across 60,000 customers
2. $100,000 investment from Emma Grede, CEO of Good American and Founding Partner of SKIMS
3. Featured on Season 13 of Shark Tank
4. Pharrell Williams' Black Ambition Prize Winner
5. Won $225,000 in non-dilutive grants
6. 200,000 email/sms subscribers + 500,000 followers across social media
7. 2024 Forbes 30 Under 30 Lister under Retail + E-commerce
8. Only 4 years in business selling solely on our website

Featured Investors



Cecily King Syndicate Lead Follow

Invested $5,000

"Finding the right hair products has been a lifelong challenge, so when someone comes up with a brilliant idea, I have to at least try it. When I found out this was also a fellow Princeton woman, I had to invest!

KIN Apparel's vision is evident in the variety and quality of products they create and the intimate connection they have with their community. I recognize their current success, but what I also see is a dynamic, driven and creative founder in Philomina who sees growth and partnership opportunities for continuing to expand the brand in thoughtful and unique ways. I am excited to invest in and support the continued growth of KIN Apparel."



Emma Grede 🔗   [Follow]   Invested $100,000 ⓘ

Emma Grede is the CEO of Good American, founding partner of SKIMS, and board member of the 15% Pledge

"Philomina is incredible. She's the best marketer I know. KIN is gonna do great."

Our Team



Philomina Kane   Founder & CEO

Princeton University Graduate Appeared on Shark Tank & got a deal with Emma Grede 185,000 Youtuber Subscribers Forbes 30 Under 30 Lister Won $225,000 in grants for KIN Apparel Pharrell Williams' Black Ambition Prize Winner



Alyssa Ghilardi   Director of Operations and Strategy

8+ Years of Logistics and Management Experience



Valerie Saintil   Production Manager

25+ Years of Production & Merchandising Experience



Lucas Vining   Chief Financial Officer

Former Venture Backed Founder DC Innovation 25 Under 25 Winner of 2021 New England Innovation Awards

It's Women's History Month, Let's Make History.

Hi, I'm Philomina, CEO & Founder of KIN Apparel, a Philadelphia-based functional clothing brand known for our satin-lined hoodies and hats for hair protection and comfort.

KIN Apparel was birthed from unwavering community support and over the past 4 years, my team and I have been working on building a satin empire. Now, we need your partnership to scale even further. We've made $8 million in revenue on our website alone, and we're just getting started. With your investment, we plan to expand into retail, increase our marketing efforts, and enhance our product assortment.

While many companies only turn to institutions during fundraising, keeping profits within closed circles, KIN is committed to having our KINfolk share in the rewards as we grow. The minimum investment is only $250, but your impact will be invaluable. Together, let's shape the future of fashion and haircare industries while empowering communities worldwide with KIN Apparel.



KIN Apparel's Journey

Our journey began with a personal quest for inclusive, premium products that honor diverse hair textures when I began experiencing hair loss during my time at Princeton University. Witnessing the challenges of hair care firsthand, I embarked on a mission to merge functionality with fashion. Inspired by my natural hair journey and the needs of a vibrant community I grew on YouTube, KIN Apparel was born.

Transitioning from beauty influencer to product creator and business owner, I envisioned KIN as more than just a clothing line—it's a solution to unspoken struggles faced by individuals worldwide. Our commitment extends beyond beauty; it's about empowering our customers with products that reflect their values and enhance their everyday lives.

At KIN, we strive to redefine standards, one hoodie, hat, or accessory at a time, ensuring that everyone feels seen, heard, and valued.



"When a woman cuts her hair, she's about to change her whole life." My natural hair journey began in college where I chopped all of my hair off and became obsessed with healthy hair care. I then started a Youtube channel called NaturallyPhilo to document my journey. It's there that my community, The KINfolk, was born.

The Problem We Are Solving

Traditional hoodie designs often neglect the needs of individuals with curly or coily hair types. Current hoods are cotton-based and small, failing to accommodate diverse hair textures and styles. This means not only can't you fit your hoodie's hood, but also it's stripping your hair of moisture, leaving it prone to frizz, tangles, and damage. But keeping your hairstyle intact isn't the only reason our customers shop with us. Some KINfolk buy our hoodies because of the:

- Soft and plush interior for those with sensory sensitivities

- Nurturing feel of satin on the scalp of cancer patients and survivors

- Big hoods to avoid tension on the neck and shoulders for those who suffer from migraines





KIN's Success at a Glance

I am not just the CEO; I'm also the first investor because I recognized the untapped potential in our vision. Since its inception in 2020, KIN has experienced remarkable growth, soaring from $246,000 to $3 million in revenue by 2023 and a lifetime revenue of $8 million.







What started with me packing orders alone in my house has evolved into a team of 6 talented BIPOC individuals with extensive experience across product development, marketing, and logistics.

Our journey has seen us generate a lifetime revenue of $8 million, serving over 60,000 customers, selling over 150,000 products, and securing partnerships with esteemed clients like Disney, OWN, and P&G.

The return on my investment speaks volumes about our success. From a national TV appearance on Shark Tank (where KIN secured an investment with Emma Grede, CEO of Good American, Founding Partner of SKIMs) to recognition on FORBES' 30 Under 30 List and winner of Pharrell Williams' Black Ambition Prize, KIN's trajectory has been nothing short of extraordinary.

Here's what some notable people have to say about KIN Apparel:



"This is my favorite hoodie. It's not a gimmick, it's not an afterthought, it's something that was purposefully made."
-Trevor Noah
"She's incredible. She's the best marketer I know. KIN is gonna do great."
-Emma Grede
"An absolute rockstar of an entrepreneur. With a brand that solves a seemingly simple problem that is an imperative need for so many. A recipe for massive success."
-Felecia Hatcher

While we can't guarantee financial outcomes, our consistent sales growth, markets, and high-profile endorsements underscore the value of our investment opportunity.

Investment Opportunity

Investing in KIN Apparel offers a strategic opportunity as it intersects multiple lucrative markets. The robust growth trajectory of the apparel and accessories sector is set to reach USD 1.78 trillion by 2029. As a Black and woman-owned business, KIN occupies a unique position in serving a diverse global community, reflected in the increasing demand for authentic solutions in the natural hair care market, valued at USD 8.74 billion in 2019.

With the Black community's buying power projected to reach $1.8 trillion by 2024, investing in KIN represents not only a lucrative financial opportunity but also a chance to address the underleveraged market needs of Black consumers and support equitable investment practices.



Product Innovation & Patents
The vision is a satin empire so we didn't stop at hoodies. To better serve

product catalog to include waterproof satin lined hats and beanies.

How Your Investment Will Propel Us Forward

With your support, KIN Apparel is poised to elevate our growth trajectory. By strategically allocating funds, your investment will empower us to:

- Expand into new markets through retail and wholesale partnerships
- Increase our marketing efforts to target more audiences
- Enhance our product assortment
- Optimize our website and customer experience for seamless shopping

This investment will not only bolster our operational capacity but also fuel innovation and expansion, enabling us to better serve our customers and communities while driving sustainable growth in the fashion industry.



Product Innovation & Patents
To solidify ourselves in this market, we have a variety of patent pending viral products such as our satin bonnet pillowcase.

A Thank You to Our KINfolk

To our cherished KINfolk, we extend our deepest gratitude for your unwavering support. Your belief in our vision has propelled us this far, and now, we invite you to be an integral part of our journey forward.



THE KINFOLK (over 60,000 customers)

Join us in shaping the future of KIN Apparel by becoming an investor during this pivotal early stage. With a proven track record of exceeding expectations, this fundraising round promises to be no exception.*

Our journey is fueled by collective action and shared purpose, and we invite you to stand alongside us as we continue to redefine fashion and haircare. Together, we can amplify our impact, empower our community, and shape a brighter future for KIN and beyond.

for KIN and beyond.

Join us, and let's create a satin empire **together**.

Philomina Kane, Founder and CEO of KIN Apparel



Future projections are not guaranteed